Exhibit 4.35

AMENDMENT AGREEMENT

As of March 30, 2011

This Amendment Agreement (this “Agreement”) is entered into by and among IASO Pharma Inc. (f/k/a Pacific Beach Biosciences, Inc.), a Delaware corporation (the “Company”), and The Lindsay A. Rosenwald 2000 Family Trusts Dated December 15, 2000 (“Holder”).

RECITALS

WHEREAS, Holder is the holder of an Amended and Restated Future Advance Promissory dated as of September 30, 2009 made by the Company in favor of Holder (as previously amended, the “Note”);

WHEREAS, the Company filed a registration statement with the SEC and conducted a road show for a proposed initial public offering (“IPO”) of the Company’s securities led by Ladenburg Thalmann & Co. Inc. (“Ladenburg”) in February 2011; however, despite the considerable efforts of all involved, the IPO failed to price and was not consummated;

WHEREAS, the Company has determined that it is in the best interest of the Company and its stockholders to obtain interim financing and retain its lead asset is to conduct a rights offering (the “Rights Offering”) to its existing convertible noteholders, including the Holders, of a new issue of secured convertible notes in the aggregate principal amount of $3,000,000 (the “Rights Offering Notes”), with each existing convertible noteholder, including the Holders entitled to purchase up to $281 in principal amount of Rights Offering Notes for each $1,000 of original principal amount of existing convertible notes held by such noteholder. The Rights Offering Notes will be secured by all the assets of the Company and will be convertible into 100% of the equity of the Company immediately prior to an IPO; provided, however, that the Company will have the right to repay up to $1 million of the Rights Offering Notes out of the proceeds of an IPO. The terms of the Rights Offering will be more fully described in the Subscription Form and Subscription Agreement that will be circulated to you once the Requisite Approval (as defined below) is obtained in connection with this Agreement;

WHEREAS, the Rights Offering will be backstopped by Dr. Lindsay A. Rosenwald and Manchester Securities Corp. (“Manchester”) (or their respective affiliates), the Company’s two largest investors. As compensation for their backstop commitment, Dr. Rosenwald and Manchester will receive warrant coverage to purchase shares equal to 100% of their backstop commitment amounts; however, Dr. Rosenwald will assign his backstop warrants to all the existing convertible noteholders of the Company (other than Manchester) on a pro rata basis. The backstop warrants to be issued to Manchester will contain certain anti-dilution protections that will not be in the warrants to be issued to Dr. Rosenwald. In addition, following consummation of the Rights Offering, Manchester and Dr. Rosenwald will have the right to consent to any material action taken by the Company prior to the consummation of an IPO and Manchester will have the right to designate one member of the Company’s board of directors;

WHEREAS, the Rights Offering is designed as a bridge to a larger financing, ideally an IPO. With respect to the larger financing, the Company has engaged in discussions with OPN Capital Markets, a division of National Securities (“OPN”), to act as co-lead underwriter in connection with an IPO. OPN is a joint venture of Opus Point Partners and National Securities. Dr. Rosenwald is a principal of Opus Point Partners, which is a significant shareholder of National Securities.  Based on discussions with OPN and feedback from Ladenburg, the Company believes it is imperative that the Company effect a recapitalization that permits a lower pre-money valuation to give it the best chance for successfully completing an IPO. As such, the Company is seeking to effect a substantial recapitalization that would amend, in accordance with the terms set forth herein, the Note and all the Company’s other existing convertible notes;

WHEREAS, in connection with the proposed recapitalization and the Rights Offering, all of the Company’s investor warrants will be terminated and the Company will effect a reverse stock split so that all of the current equity in the Company is effectively eliminated, and the shares into which the Rights Offering Notes convert will represent substantially all of the capital stock in the Company immediately prior to the consummation of an IPO. Following the proposed recapitalization and the Rights Offering, the only debt the Company will have outstanding will be amounts borrowed under its bank line of credit, which amounted to $325,000 as of December 31, 2010 and which is expected to be repaid with the proceeds of an IPO, and the notes issued to Paramount Credit Partners in the aggregate amount of $2,875,000, which are not convertible and will not be repaid with the proceeds of an IPO;

WHEREAS, the Company seeks the consent of the Holder to amend the Note to provide that the Note will convert into the right to receive Milestone Payments (as defined herein) upon the consummation of the Rights Offering, on the terms set forth herein, in order to effect the proposed recapitalization and maximize the Company’s ability to complete an IPO; and

WHEREAS, the Holder agrees to amend the Note on the terms set forth herein;

AMENDMENTS

NOW, THEREFORE, the parties agree as follows:

1.

Amendments to the Note.

(a)

The Note is hereby amended to extend the Due Date of the Note from March 31, 2011 to June 30, 2011.

(b)

Section 2 of the Note is hereby amended to add the following as a new subsection 2.3:

2.3

(a)

Notwithstanding any provision to the contrary herein, including the provisions contained in Sections 2.1 and 2.2 above, upon the Consummation of a Rights Offering, all unpaid principal and accrued but unpaid interest on the Note shall be automatically converted into the right to receive the Holder’s Pro Rata Share (as defined below) of the Milestone Payments (as defined below) set forth in (b) and (c) below.

(b)

Upon the achievement by the Company (or its Affiliates or Sublicensees) of the milestone events described below (each, a “Development Milestone Event”), the Company shall pay to the Holder its Pro Rata Share of the milestone payment specified below (each, a “Development Milestone Payment”). The specified Development Milestone Payment shall be made within thirty (30) days after the occurrence of the related Development Milestone Event.

Development Milestone Event	Milestone Payment

Successful Completion of first Phase III Clinical Trial	$2,500,000

FDA acceptance for review of first NDA	$2,500,000

FDA Final Approval of first NDA	$5,000,000

(c)

Following the First Commercial Sale of the Product, the Company shall (i) pay to the Holder, upon the terms and subject to the conditions hereof, the Holder’s Pro Rata Share of the Net Sales Payment (as defined below) for each calendar quarter until such time as the cumulative Net Sales (as defined below) by the Company and its Affiliates and Sublicensees reach an aggregate of $150,000,000 and (ii) provide Holder with a statement along with such payment, such statement to be certified by the Chief Financial Officer of the Company, setting forth the Company’s calculation of both the Net Sales and the Net Sales Payment for such calendar quarter.  The Net Sales Payment for each calendar quarter shall be made within sixty (60) days after the end of such calendar quarter, but in any event no later than the date on which the Company makes its quarterly royalty payment based on Net Sales to the Licensor under the License Agreement.

(d)

If the Company is a public reporting company under the Securities Exchange Act of 1934, as amended, at the time any Milestone Payment is due, the Company may, at its option, issue shares of Common Stock having a value equal to the amount of such Milestone Payment in lieu of making such Milestone Payment in cash, with such value determined based on the average closing price of the Common Stock during the twenty (20) Trading Days immediately preceding the date on which such Milestone Payment is due; provided that (i) such shares of Common Stock are registered under the Securities Act and are issued under an effective registration statement of the Company under the Securities Act and (ii) all Equity Conditions are satisfied. As soon as practicable, but in no event more than two Trading Days, following the public announcement by the Company of any Development Milestone Event or earnings for a calendar quarter with respect to which a Net Sales Payment is due (the “Milestone Payment Notice Date”), the Company shall send to the Holder a written notice (a “Milestone Payment Notice”) that shall state whether the entire applicable Milestone Payment shall be paid in cash or in shares of Common Stock and if such payment is to be made in shares of Common Stock, certify that the Equity Conditions are then satisfied. If (x) the Company does not timely send a Milestone Payment Notice to Holder in accordance with this Section 2.3(d) or (y) the Equity Conditions are not satisfied, then the Company shall be deemed to have delivered a Milestone Payment Notice electing to pay the entire Milestone Payment in cash. Each Milestone Payment Notice, whether actually given or deemed given, shall be irrevocable.  Any shares of Common Stock issued pursuant to this Section 2.3(d) shall be delivered to the Holder no later than three (3) Trading Days following the date on which the applicable Milestone Payment is due.

(e)

Upon the Consummation of a Rights Offering, the outstanding unpaid principal and accrued but unpaid interest of the Note shall be converted without any further action by the Holder and whether or not the Note is surrendered to the Company or its transfer agent, and the indebtedness evidenced by this Note shall be satisfied in full and no interest shall continue to accrue on this Note and all rights of the Holder hereunder shall terminate. The Company shall not be obligated to issue any certificate or other instrument evidencing the Holder’s right to receive the Holder’s Pro Rata Share of the Milestone Payments. Any conversion effected in accordance with this Section 2 shall be binding upon the Holder hereof.

(f)

For purposes of this Section 2.3, the following terms shall have the following meanings:

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by, or is under common control with, such Person. A Person shall be regarded as in control of another Person if it owns, or directly or indirectly controls, at least fifty percent (50%) of the voting stock or other ownership interest of the other Person, or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of the other Person by any means whatsoever;

“Consummation of a Rights Offering” means the consummation of a Rights Offering on or before June 30, 2011;

“Equity Conditions” shall mean each of the following: (i) on each day during the Equity Conditions Measuring Period, the shares of Common Stock are designated for listing on a national securities exchange and shall not have been suspended from trading on such exchange nor shall delisting or suspension by such exchange have been threatened or pending in writing by such exchange nor shall there be any SEC or judicial stop trade order or trading suspension stop order; (ii) any shares of Common Stock to be issued in connection with the applicable Milestone Payment may be issued in full without violating the rules or regulations of the national securities exchange on which they are listed or any applicable laws; (iii) on each day during the Equity Conditions Measuring Period, there shall not have occurred and be continuing, unless waived by the Holder, either (A) an Event of Default or (B) an event that with the passage of time or giving of notice would constitute an Event of Default; (iv) on each day during the Equity Conditions Measuring Period, the Company has not provided any Holder with any material non-public information concerning the Company, except pursuant to a confidentiality agreement between the Company and such Holder; (v) the Company’s transfer agent for the shares of Common Stock is participating in the DTC Fast Automated Securities Transfer Program; and (vi) all shares of Common Stock to be issued in connection with the applicable Milestone Payment are duly authorized and will be validly issued, fully paid and non-assessable upon issuance and the issuance thereof will not require any further approvals of the Company’s board of directors or shareholders.

“Equity Conditions Measuring Period” shall mean the period beginning twenty (20) Trading Days prior to the date of the applicable Milestone Payment and ending on and including such date.

“Existing Convertible Notes” shall mean the means: (i) the Note; (ii) the Amended and Restated Future Advance Promissory Notes dated as of September 30, 2009 made by the Company in favor of each of Paramount Biosciences, LLC and Capretti Grandi, LLC; (iii) the series convertible promissory notes issued by the Company on December 14, 2007; and (iv) the series convertible promissory notes issued by the Company on February 9, 2010 and March 1, 2010, which Existing Convertible Notes have an aggregate original principal amount of $10,719,350;

“FDA” shall mean the United States Food and Drug Administration or any successor agency;

“FDA Final Approval” shall mean approval by the FDA that is not conditioned on any other event (or if an approval is conditioned upon an event, then the occurrence of that event), provided, however, such other events shall specifically not include FDA requirements to conduct post marketing studies and any requirement for such post marketing studies shall not be deemed to delay the Final Approval;

“First Commercial Sale” shall mean the first sale of the Product after all applicable marketing and pricing approvals (if any) have been granted by the applicable governing health authority of such country;

“License Agreement” shall mean the License Agreement dated as of June 12, 2007, between the Licensor and the Company, pursuant to which the Company licensed certain rights to the Product, as the same may be amended from time to time;

“Licensor” shall mean Dong Wha Pharm. Co. Ltd., a Korean corporation, or its successor;

“Milestone Payments” shall mean the Development Milestone Payments and the Net Sales Payments;

“NDA” shall mean a New Drug Application, or similar application for marketing approval of the Product submitted to the FDA;

“Net Sales” shall mean, with respect to the Product, the gross sales price of the Product invoiced by the Company or its Affiliate to customers who are not Affiliates (or are Affiliates but are the end users of the Product) less, to the extent actually paid or accrued by the Company or its Affiliate (as applicable), (a) credits, allowances, discounts and rebates to, and chargebacks from the account of, such customers for nonconforming, damaged, out-dated and returned Product; (b) freight and insurance costs incurred by the Company or its Affiliate (as applicable) in transporting the Product to such customers; (c) cash, quantity and trade discounts, rebates and other price reductions for the Product given to such customers under price reduction programs; (d) sales, use, value-added and other direct taxes incurred on the sale of the Product to such customers; (e) customs duties, tariffs, surcharges and other governmental charges incurred in exporting or importing the Product to such customers; and (f) an allowance for uncollectible or bad debts determined in accordance with generally accepted accounting principles;

“Net Sales Payment” shall mean, for any calendar quarter, an amount equal to fifteen percent (15%) of Net Sales of the Product by the Company and its Affiliates during such calendar quarter; provided that the Net Sales Payment for the calendar quarter during which the cumulative Net Sales by the Company and its Affiliates and Sublicensees reach $150,000,000 shall be prorated to apply only to Net Sales during the period up to such time that such cumulative Net Sales amount is achieved;

“Person” shall mean an individual, corporation, partnership, limited liability company, trust, business trust, association, joint stock company, joint venture, pool, syndicate, sole proprietorship, unincorporated organization, governmental authority or any other form of entity not specifically listed herein;

“Phase III Clinical Trial” shall mean a human clinical trial in any country, the results of which could be used to establish safety and efficacy of the Product as a basis for an NDA or would otherwise satisfy requirements of 21 C.F.R. 312.21(c);

“Pro Rata Share” shall mean, with respect to any Milestone Payment, the Holder’s pro rata share of such Milestone Payment based on the original principal amount of this Note relative to the aggregate original principal amount of all Existing Convertible Notes;

“Product” shall mean the Company’s lead product candidate known as PB-101 (zabofloxacin);

“Rights Offering” means a rights offering to the holders of the Existing Convertible Notes of a new issue of secured convertible notes in the aggregate principal amount of $3,000,000;

“Sublicensee” means any Third Party to whom the Company grants rights to use some of the Company’s rights under the License Agreement;

“Successful Completion” shall mean that the Phase III Clinical Trial (a) achieved its primary clinical endpoint as defined in the protocol for the Phase III Clinical Trial and (b) had a side effect profile that does not adversely affect the Product’s eligibility to be subject to an NDA; and

“Third Party” shall mean any Person other than the Company, the Licensor and their respective Affiliates.

“Trading Day” shall mean a day on which the shares of Common Stock are traded on a national securities exchange, or, if the Common Stock are not so traded, a business day.

2.

Consent. The Holder hereby consents to the amendment to the Note as set forth in Section 1 hereof.

3.

Representations and Warranties of the Holder.  The Holder hereby represents and warrants to the Company that:

(a)

the Holder is the lawful holder of the Note free and clear of all security interests, claims, liens, pledges, conditional sales contracts, attachments, judgments and encumbrances of every kind and nature, including restrictions, or rights of any third parties;

(b)

the Holder has the requisite power and authority to execute and deliver this Agreement, to perform the Holder’s obligations hereunder and to engage in the transactions contemplated hereby;

(c)

the Holder has taken all requisite action to make all the provisions of this Agreement the valid and enforceable obligations they purport to be; and

(d)

this Agreement constitutes the valid and binding obligation of the Holder, enforceable in accordance with its terms, subject to laws of general application from time to time in effect affecting creditors' rights and the exercise of judicial discretion in accordance with general equitable principles.

4.

Representations and Warranties of the Company.  The Company hereby represents and warrants to the Holder that:

(a)

it has the requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to engage in the transactions contemplated hereby;

(b)

it has taken all requisite action to make all the provisions of this Agreement the valid and enforceable obligations they purport to be;

(c)

this Agreement constitutes its valid and binding obligation, enforceable in accordance with its terms, subject to laws of general application from time to time in effect affecting creditors' rights and the exercise of judicial discretion in accordance with general equitable principles; and

(d)

neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby violates, conflicts with, constitutes a default under, results in the acceleration of or creates in any party the right to accelerate, terminate, modify or cancel any material contract to which it is a party or by which it is bound.

5.

Miscellaneous

(a)

This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

(b)

This Agreement shall be governed by the law of the State of New York without giving effect to any principles or conflicts of law.

(c)

Except as expressly amended hereby, the terms of the Note shall remain in full force and effect.

(d)

Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(e)

Existing references to the Note are henceforth deemed references to the Note as amended by this Agreement.

(f)

If any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

(g)

The headings contained in this Agreement are for reference purposes only and shall not be deemed to be part of this Agreement or to affect the meaning or interpretation of this Agreement.

(h)

All of the terms and provisions of this Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns.

(i)

This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person or entity.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

IASO PHARMA INC.

By:	/s/ Matthew A. Wikler
Name:	Matthew A. Wikler, M.D.
Title:	President and CEO

THE LINDSAY A. ROSENWALD 2000 FAMILY TRUSTS DATED DECEMBER 15, 2000

By:	/s/ Jon S. Rosenwald
Name:	Jon S. Rosenwald
Title:	Trustee

Family Trusts Note Amendment Agreement Signature Page